Filed by FEI Company
Filed pursuant to Rule 425 promulgated under
the Securities Act of 1933, as amended, and deemed filed
pursuant to Rule 14a-12 promulgated under the Securities
Exchange Act of 1934, as amended.
Subject Company: FEI Company
Commission File No.: 0-22780

July 18, 2002

Dear Valued Miscroscopy Customer:

Last week FEI Company and Veeco Instruments announced that we signed a definitive merger agreement to create Veeco FEI Inc. I would like to share with you why we believe this merger will enable us to better serve you and your needs long into the future.

We believe this merger has compelling strategic value:

1)
Veeco FEI will expand our already rich offering of 3D metrology solutions and enhance the value we deliver to all our customers in all sectors;

2)
The merger will strengthen our global presence to provide enhanced customer support;

3)
It will expand our technology portfolio, broadening the scope of our technology enabling solutions;

4)
Combined, our skilled management team will bring increased focus on customer roadmaps and solutions to support your future needs.

Veeco FEI will represent a dynamic company. With combined 2001 revenues of more than $800 million, Veeco FEI will be at the forefront of capital equipment companies and own a unique base of core enabling technologies that we believe will allow us to better serve the emerging needs of our customers. In 2001 FEI's sales to scientific research customers represented 22 percent of our total revenues. Combined with Veeco, we estimate that sales to this important market will exceed 30 percent.

FEI has grown as a result of our strong technology portfolio and our ability to leverage it across our diverse customer base. The solutions we offer cross over our industry sectors more every year. Make no mistake, we intend to continue the growth of Veeco FEI through expanded focus on the needs of the scientific research industry and microscopists, delivering the tools you need to succeed.

This important transaction is pending regulatory and shareholder approval and is anticipated to close in the fourth quarter. During that time we will be working diligently to ensure a smooth transition so our customers can quickly reap the added value of two highly successful companies coming together.

In solidifying this merger, we are taking great care to ensure that we have strong continuity and a steadfast focus on your needs. For now, your current FEI contacts remain the same. Upon close of this merger, any changes to your account or service teams will be communicated to you immediately. We look forward to implementing the customer benefits of the combined companies and we will keep you informed on our progress.

We appreciate your business and thank you for your continued support.

Sincerely,

/s/  VAHE SARKISSIAN

Vahe Sarkissian
Chairman, President & CEO
FEI Company

About FEI

FEI, with 2001 revenues of $376 million, is the 3D innovator and leading supplier of Structural Process Management™ solutions to semiconductor, data storage, structural biology and industrial companies. FEI's industry leading Dual-Beam™ and single column focused ion and electron beam products allow advanced three-dimensional metrology, device editing, trimming, and structural analysis for management of sub-micron structures. Headquartered in Hillsboro, Oregon, FEI has additional development and manufacturing operations located in Peabody, Massachusetts; Sunnyvale, California; Eindhoven, The Netherlands; and Brno, Czech Republic. Additional information on FEI can be found at www.feico.com.

CAUTIONED REQUIRED BY CERTAIN SEC RULES

IN CONNECTION WITH THEIR PROPOSED MERGER, VEECO AND FEI WILL BE JOINTLY PREPARING A PROXY STATEMENT/REGISTRATION STATEMENT ON FORM S-4 CONTAINING A PROSPECTUS RELATING TO THE SHARES TO BE ISSUED TO FEI STOCKHOLDERS AND WILL BE FILING SUCH JOINT PROXY STATEMENT/REGISTRATION STATEMENT ON FORM S-4 CONTAINING A PROSPECTUS RELATING TO THE SHARES TO BE ISSUED TO FEI STOCKHOLDERS WITH THE SEC AS SOON AS PRACTICABLE. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THIS DOCUMENT WHEN IT BECOMES AVAILABLE BECAUSE IT WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED MERGER. INVESTORS AND SECURITY HOLDERS MAY OBTAIN COPIES OF THIS DOCUMENT, WHEN IT HAS BEEN FILED WITH THE SEC, AS WELL AS OTHER SEC FILINGS OF VEECO AND FEI, FREE OF CHARGE FROM THE SEC'S WEBSITE AT WWW.SEC.GOV AS WELL AS FROM THE APPLICABLE COMPANY BY DIRECTING A REQUEST TO INVESTOR RELATIONS FOR VEECO, AT (516) 677-0200, EXT. 1403 AND TO INVESTOR RELATIONS FOR FEI, AT (503) 640-7500 EXT. 7527.

VEECO AND ITS EXECUTIVE OFFICERS AND DIRECTORS MAY BE DEEMED TO BE PARTICIPANTS IN THE SOLICITATION OF PROXIES FROM THE VEECO AND FEI STOCKHOLDERS WITH RESPECT TO THE VEECO/FEI TRANSACTION. INFORMATION REGARDING SUCH INDIVIDUALS IS INCLUDED IN VEECO'S PROXY STATEMENT DATED APRIL 9, 2002 RELATING TO ITS 2002 ANNUAL MEETING OF STOCKHOLDERS, AVAILABLE FREE OF CHARGE FROM THE SEC AND VEECO AS INDICATED ABOVE.

FEI AND ITS EXECUTIVE OFFICERS AND DIRECTORS MAY BE DEEMED TO BE PARTICIPANTS IN THE SOLICITATION OF PROXIES FROM THE FEI AND VEECO STOCKHOLDERS WITH RESPECT TO THE VEECO/FEI TRANSACTION. INFORMATION REGARDING SUCH INDIVIDUALS IS INCLUDED IN FEI'S PROXY STATEMENT DATED APRIL 17, 2002 RELATING TO ITS 2002 ANNUAL MEETING OF STOCKHOLDERS, AVAILABLE FREE OF CHARGE FROM THE SEC AND FEI AS INDICATED ABOVE.

VEECO AND FEI WILL EACH BE FILING WITH THE SEC, WITHIN A FEW DAYS, CURRENT REPORTS ON FORM 8-K CONTAINING THE FULL TEXT OF THEIR MERGER AGREEMENT. THESE FILINGS WILL BE AVAILABLE FREE OF CHARGE FROM THE SEC AND THE APPLICABLE COMPANY AS IDENTIFIED ABOVE.